1177 West Hastings Street Suite 2300 Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com

NR12-31

December 11, 2012

International Tower Hill Announces Positive Metallurgical
Test Work Results on its Livengood Gold Project, Alaska

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-MKT: THM, Frankfurt: IW9) is pleased to provide positive results from the metallurgical test work on its 100% owned Livengood Project located in Alaska.

Metallurgical studies have determined that the gold recovery for the four key rock types that comprise the majority of the Livengood Gold resource will range between 77 and 88 percent. A substantial portion of the early production at Livengood is expected from these rock types.

The study program included tests to first determine the gravity recoverable gold, and then evaluated two alternative mill flow sheets for processing of the gravity tailing. The tests showed a robust gravity recovery of between 43 and 55 percent. The gravity recovery, total gravity/flotation/concentrate Carbon-in-Leach (CIL) recovery, and the total gravity/whole ore CIL recovery by major rock type are outlined below:

Table 1. Gold Recovery by Rock Type as Determined by SGS Test work (%)

Rock Type	Gravity	Gravity/flotation concentrate CIL	Gravity/whole ore CIL
Cambrian	49.0	81 (est.)	84.2
Upper Seds, Sunshine	44.1	76.1	87.7
Upper Seds, Core Zone	43.5	67.4	76.7
Volcanics, Core Zone	55.3	74.4	84.8

Note: These four rock types comprised approximately 70% of the mineable resource described in the August 2011 PEA. The Feasibility Study will update and define the percentage of each rock type contained in the mineable resource.

These results are based upon test work completed on a large number of representative samples contained in the 10,800 kg of mineralized rock that was delivered to SGS Canada Inc. in February, 2012. This extensive program of optimization testing and analysis, overseen by Samuel Engineering, has defined the recovery for these rock types that will be used in the Feasibility Study.

Based on this successful test program and related engineering tradeoff studies, the Company has determined that a gravity circuit followed by a whole ore CIL circuit will be the mill flow sheet developed in the Feasibility Study.

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Donald C. Ewigleben, CEO, stated: “I am very pleased with the results of these extensive metallurgical tests completed over the last eight months which have validated and defined the overall gold recoveries on this exceptional gold deposit. This work has defined the milling flow sheet for the project as the Company continues to focus on other overall project optimization aspects that could further enhance its development.”

Additional metallurgical test work continues at SGS to confirm recovery on the Lower Seds, Core Zone rock type. This rock type will be primarily encountered and processed later in the mine life. This additional test work will be completed and incorporated into the Feasibility Study, which is on schedule for release by the first half of 2013.

Qualified Person

Mr. Richard S. Kunter, FAusIMM CP, QP, Chief Process Engineer, Mining and Metals, Samuel Engineering, Inc. a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis of this news release and has approved the disclosure herein. Mr. Kunter and Samuels Engineering, Inc. are both independent of ITH.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska.

On behalf of
International Tower Hill Mines Ltd.

(signed) Donald C. Ewigleben
Donald C. Ewigleben
President & Chief Executive Officer

Contact Information:	Michelle Stachnik,
Manager – Investor Relations
E-mail: mstachnik@ithmines.com
Toll-Free: 1-855-208-4642 Ext. 203

International Tower Hill Mines Ltd.	- 3 -	December 11, 2012
NR12-31 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein, including statements with respect to anticipated gold recoveries, that a substantial portion of certain rock types are expected to constitute early production at Livengood, the timing for the completion and anticipated release of a Feasibility Study for Livengood, the potential for a production decision to be made at Livengood, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s Livengood property.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.